Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC on March 17, 2011 in connection with the merger as well as in any amendments to that Registration Statement filed after that date. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Duke Energy and Progress Energy, on March 17, 2011, Duke Energy filed with the SEC a Registration Statement on Form S-4 that included a preliminary joint proxy statement of Duke Energy and Progress Energy that also constitutes a preliminary prospectus of Duke Energy and on April 8, 2011, April 25, 2011 and May 13, 2011 Duke Energy filed with the SEC amendments to that Registration Statement. These materials are not yet final and may be further amended. Duke Energy and Progress Energy will deliver the definitive joint proxy statement/prospectus to their respective shareholders. Duke Energy and Progress Energy urge investors and shareholders to read the preliminary joint proxy statement/prospectus regarding the proposed merger and the definitive joint proxy statement/prospectus, when it becomes available, as well as other documents filed with the SEC, because they contain or will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants in the Merger Solicitation

Duke Energy, Progress Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Duke Energy and Progress Energy shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Duke Energy and Progress Energy shareholders in connection with the proposed merger is contained in the preliminary joint proxy statement/prospectus and will be contained in the definitive joint proxy statement/prospectus when it becomes available. You can find information about Duke Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 17, 2011. You can find information about Progress Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 31, 2011 and Amendment No. 1 to its Annual Report on Form 10-K filed with the SEC on March 17, 2011. Additional information about Duke Energy’s executive officers and directors and Progress Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from Duke Energy and Progress Energy using the contact information above.

The following is a transcript of an excerpt of a video posted on Progress Energy’s intranet site on May 31, 2011.

Paula J. Sims – Progress Energy, Inc. – Senior Vice President, Corporate Development and Improvement

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But it is a good segue as to “Why does this merger make sense?” So the combined company will be the largest regulated electric utility. It will serve more than 7.1 million customers in six states and have the largest regulated nuclear fleet. The merger will create savings for our customers, a strong balance sheet for our shareholders and investors, and really make us better able to meet the demands for the future.

What’s unique about this merger, and I think really important, is that we’re able to create an estimated savings of approximately $700 million, over the first five years after the merger. This savings will flow to customers as we reduce fuel cost, and gain efficiencies by jointly operating and managing the Carolinas’ power plant systems. That’s what makes this unique.

Also, the entire U.S. industry faces rising costs and a lot of aging infrastructure. You know, there’s a lot of new regulations that are coming. And as we implement these regulations, it’s going to increase our cost. So the merger really should enable us to make these investments, and get the required savings from a combined utility. So the merger really is a good combination and it’s the right time in our industry.

So what do we know? We know Bill Johnson will be the CEO. Nine executives have been announced so far: five from Duke and four from Progress. And I’ll tell you that this is a very strong team. I’ve had a chance to work with them. They’re off to a good start. They’re demonstrating collaboration during the integration process.

The combined headquarters will be in Charlotte, and there’ll be a significant presence in Raleigh. And I know you’re going to ask me—what does that mean?

We’ll receive a premium for our shares, and the exchange ratio, as you know, is 2.6125; meaning that if you have a share of PGN stock you’ll receive 2.6125 shares of Duke, prior to their stock split.

Over the past several weeks, Duke Energy and Progress Energy have made a number of merger filings. And we now have filed, both state and federal agencies, everything except for the FCC. So we’re making good progress on the regulatory filings. There’s a scorecard that we keep up to date on our website and on Duke’s website, so you can keep track of progress as we go.

The North Carolina Utilities Commission recently set its schedule for review. Our testimony and supporting materials will be filed May 20th, and hearings will begin September 20th. Assuming we get all the approvals required, we should be able to close the merger by year-end.

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You know, from a business perspective, this merger makes a lot of sense. It’s a very exciting time for the company.

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Paula J. Sims – Progress Energy, Inc. – Senior Vice President, Corporate Development and Improvement

So I think this is the question. Correct me if I’m wrong, but what about their organization structure and their titling and that sort of thing?

So their organization structure is a little different. They’re more functionally organized. We’re probably more legal entity organized—PEC/PEF, versus they’re more organized around their functions: fossil, T&D, service company function.

So there is a difference. And if you can tell by the organization announcement of the nine named executives, you know, we’ve announced more of a functional structure. We think that makes sense of a company our size, to be able to leverage the size and the scale and the scope of those functions. But we also intend to remain focused on the legal entity, jurisdictional. So we will, you know, bring the best of what we have in terms of legal entity focus and bring the best of what they have—the functional focus—and put it together and run sort of the largest utility in the nation. So I think that’ll work.

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Question from Employee

Do you see any barriers to approval?

Paula J. Sims – Progress Energy, Inc. – Senior Vice President, Corporate Development and Improvement

You know, you never want to say never. But so far, things are going really well in regulatory filings. I mean, there is nothing at this point that we think will get in the way. We’re still early in the process. We’ll file additional testimony here on May 20th, in North Carolina, and have our hearing in North Carolina on September 20th. So you know, at this point, we really think that we’re on the right track, and we should get all our regulatory approvals. But you know, need a little bit more time to see what questions arise.

So, with that in mind, we’re thinking we could close by the end of the year. For integration planning purposes, we’re using December 1st as our close date to plan for. We can obviously move that up or move it out, depending on how the regulatory timeline goes.

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